UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-QSB ☐ Form N-SAR

For Period Ended:  February 28, 2009

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR
For the Transition Period Ended: _______________________

Read Instructions Before Preparing Form. Please Print or Type.
NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART 1—REGISTRANT INFORMATION
Full Name of Registrant The Hartcourt Companies, Inc.
Former Name if Applicable N/A
Address of Principal Executive Office (Street and Number) Room 503, Jinqiao Building, No. 2077, West Yan’an Road,
City, State and Zip Code Shanghai, China 200336

PART II—RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

☒
(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort of expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III—NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Hartcourt Companies, Inc. (the “Company”) could not complete the filing of its Quarterly Report on Form 10-Q for the quarter ended February 28, 2009 due to a delay in reviewing and compiling information required to be included in the Company’s Form 10-Q, which delay could not be eliminated by the Company without unreasonable effort and expense.  In accordance with Rule 12b-25 of the Securities Exchange Act of 1934, the Company will file its Form 10-Q no later than the 5 th calendar day following the prescribed due date.

PART IV—OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification
Victor Zhou Rachel Zhang	(86 21) (86 21)	6208 5908 6208 5908
(Name)	(Area Code)	(Telephone Number)

(2)           Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).   ☒ Yes   ☐ No

(3)           It is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report of portion thereof?
☐ Yes   ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
The Hartcourt Companies, Inc. (Name of Registrant as Specified in Charter) Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date	April 14, 2009	By	/s/ Victor Zhou Victor Zhou Chief Executive Officer
Date	April 14, 2009	By	/s/ Rachel Zhang Rachel Zhang Chief Financial Officer

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.